Mail Stop 4561
Via Fax (206) 315-7501

June 1, 2009

William Richter
Vice President of Finance and
Chief Financial Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, WA 98121

> **Re:** **Isilon Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 20, 2009**
> **File No. 001-33196**

Dear Mr. Richter:

      We have reviewed your response letter dated May 7, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 68

1.   We note from your response to prior comment 2 that the Company's <u>policy</u> is to defer revenue recognition on sales to channel partners until you obtain persuasive evidence of sell-through <u>if</u> fees are not considered fixed or determinable at the time of sale to the channel partner. You further indicate that currently revenue recognition on <u>all</u> sales to channel partners is deferred until the Company obtains persuasive evidence of sell-through. Please clarify whether the Company has

concluded that fees are not fixed and determinable for all sales to channel partners until sell-through. If so, tell us how this compares to your response where you indicate that the Company is able to estimate the amount of future returns based on historical rates of returns and where you indicate that revenues for contracts with limited stock rotation rights is deferred until the rotation rights lapse. If the Company is able to determine that fees are fixed and determinable for certain channel partner sales but you still defer revenue until you receive evidence of sell-through then please revise your disclosures to clarify your policy and the reasoning behind it as it relates to such sales in future filings.

2.   We note from your response to prior comment 3 that you receive customer purchase orders that include acceptance provisions or other such contingent language. Please explain in further detail and provide examples of what constitutes "other contingencies".

3.   We reissue part of prior comment 4 to tell us the discounts available for PCS. Additionally, please provide us with range of rates you charge for your customers in a similar format as to what you provided in your response to prior comment 20 in your letter dated November 9, 2006 (i.e. by Tier, Direct/Indirect, and level of support). Furthermore, tell us how the Company believes the PCS rate at the low end of the range as provided in your response is substantive. Also, please confirm if your software licenses are perpetual or term based. If the later is the case, then please provide us with the typical term length of your software agreements.

4.   Also, your response to prior comment 5 indicates the majority of your customers that renewed their support plans did so "within the acceptable range of the list price." In your October 10, 2006 response letter, the Company stated that all customers that renewed PCS services had done so "at the renewal rate stated in the initial contract." Please clarify whether your methodology for establishing VSOE of fair value for PCS has changed. In this regard, if you continue to establish VSOE of PCS based on the stated renewal rate (paragraph 57 of SOP 97-2) then tell us how you determined that renewals based on list price (versus renewals based on renewal rates stated in the initial contract) is an appropriate manner to verify that such rates are substantive. Alternatively, if you establish VSOE of fair value based on separate sales (paragraph 10 of SOP 97-2) then revise your disclosures accordingly in future filings. Also, tell us how often you perform your VSOE analysis, tell us the date of your most recent analysis and the time period used to analyze stand alone sales.

5.   We reissue part of prior comment 5 to tell us the volume of stand alone sales used in your VSOE analysis of installation services. Additionally, if you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price in your

response. Furthermore, tell us the date of your most recent VSOE analysis and what time period you used to analyze stand alone sales.

6.   Additionally, you indicate in your response to prior comment 5 that VSOE for installation services is based on the rates charged for stand-alone consulting services. Please describe the nature of your consulting services, how they compare to your installation services, and why you feel it is appropriate to use such rates to establish VSOE for installation services. Additionally, if you provide consulting services in addition to installation services, please address our concerns for prior comment 5 for both installation and consulting services.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief